大華銀行
UNITED OVERSEAS BANK

RECEIVED

2009 MAY 21 P 12: 15

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2009/UOB2009/UOB-A09/at

6 May 2009

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

09046274

Dear Sir

UNAUDITED RESULTS FOR THE THREE MONTHS/FIRST QUARTER ENDED 31 MARCH 2009

We enclose a copy of our announcement dated 6 May 2009 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UOB 大華銀行

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

RECEIVED
2009 MAY 21 P 12:15

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the first quarter of 2009 are enclosed.

Ordinary Share Dividend
No dividend on ordinary shares has been declared for the first quarter of 2009.

Preference Share Dividends
On 16 March 2009, a semi-annual dividend at an annual rate of 5.796% totalling USD14 million (1Q08: USD14 million) was paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

On 16 March 2009, a semi-annual one-tier tax-exempt dividend of 5.05% per annum totalling S$33 million (1Q08: nil) was paid on the Bank's S$1.32 billion Class E non-cumulative non-convertible preference shares.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the first quarter of 2009 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 6th day of May 2009

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report for the First Quarter 2009

UOB 大華銀行

Contents

Notes:

1 The financial statements are presented in Singapore dollars.
2 Certain comparative figures have been restated to conform with the current period's presentation.
3 Certain figures in this report may not add up to the respective totals due to rounding.
4 Amounts less than $500,000 in absolute term are shown as "0".
"NM" denotes not meaningful.

Financial Highlights

	1Q09	4Q08	+/(-) %	1Q08	+/(-) %
Profit and Loss Summary ($m)					
Net interest income	**949**	957	(0.8)	852	11.4
Non-interest income	**434**	391	11.1	414	4.9
Total income	**1,384**	1,348	2.6	1,266	9.3
Less: Total expenses	**491**	532	(7.7)	496	(1.1)
Operating profit	**893**	817	9.4	770	16.0
Less: Amortisation/impairment charges	**380**	383	(0.8)	92	313.9
Add: Share of profit of associates	**10**	14	(28.7)	22	(54.6)
Less: Tax and minority interests	**114**	116	(1.5)	171	(33.3)
Net profit after tax [1]	**409**	332	23.3	529	(22.7)

	1Q09	4Q08	+/(-) %	1Q08	+/(-) %
Financial Indicators					
Income mix (%)					
Net interest income	**68.6**	71.0	(2.4)% pt	67.3	1.3% pt
Non-interest income	**31.4**	29.0	2.4% pt	32.7	(1.3)% pt
Profit distribution (%)					
Singapore	**62.6**	88.7	(26.1)% pt	69.0	(6.4)% pt
Overseas	**37.4**	11.3	26.1% pt	31.0	6.4% pt
Basic earnings per ordinary share ($) [2, 3]	**1.01**	0.81	24.7	1.38	(26.8)
Return on average ordinary shareholders' equity (%) [2, 3]	**11.2**	8.8	2.4% pt	12.7	(1.5)% pt
Return on average total assets (%) [3]	**0.90**	0.74	0.16% pt	1.17	(0.27)% pt
Net interest margin (%) [3]	**2.41**	2.45	(0.04)% pt	2.20	0.21% pt
Expense/Income ratio (%)	**35.5**	39.4	(3.9)% pt	39.2	(3.7)% pt

Notes:

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.

3 Computed on an annualised basis.

Financial Highlights *(cont'd)*

	Mar-09	Dec-08	+/(-) %	Mar-08	+/(-) %
Financial Indicators					
Customer loans (net) ($m)	**99,660**	99,840	(0.2)	94,373	5.6
Customer deposits ($m)	**119,357**	118,171	1.0	109,580	8.9
Loans/Deposits ratio (%) [1]	**83.5**	84.5	(1.0)% pt	86.1	(2.6)% pt
NPL ratio (%) [2]	**2.1**	2.0	0.1% pt	1.6	0.5% pt
Total assets ($m)	**178,543**	182,941	(2.4)	185,784	(3.9)
Shareholders' equity ($m) [3]	**16,260**	15,573	4.4	16,992	(4.3)
Revaluation surplus ($m) [4]	**2,909**	2,989	(2.7)	3,273	(11.1)
Net asset value ("NAV") per ordinary share ($) [5]	**9.37**	8.90	5.3	10.73	(12.7)
Revalued NAV per ordinary share ($) [5]	**11.30**	10.89	3.8	12.91	(12.5)
Net tangible assets per ordinary share ($) [5]	**6.57**	6.11	7.5	7.92	(17.0)
Capital adequacy ratios (%)					
Tier 1	**12.3**	10.9	1.4% pt	10.7	1.6% pt
Total	**17.3**	15.3	2.0% pt	15.6	1.7% pt

Notes:

1 *Refer to net customer loans and customer deposits.*

2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Refer to revaluation surplus on properties not recognised in the financial statements.

5 Preference shares are excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS").

The new/revised FRS applicable to the Group with effect from 1 January 2009 are listed below. The adoption of these FRS has no significant impact on the financial statements of the Group.
- FRS1 Presentation of Financial Statements (revised)
- FRS23 Borrowing Costs
- FRS102 Share-based Compensations: Vesting Conditions and Cancellations (amendment)
- FRS108 Operating Segments
- INT FRS113 Customer Loyalty Programmes

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the first quarter of 2009 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2008.

First Quarter 2009 ("1Q09") versus Fourth Quarter 2008 ("4Q08")

Group net profit after tax ("NPAT") rose 23.3% to $409 million in 1Q09, with operating profit grew 9.4% to $893 million.

Operating income increased 2.6% to $1,384 million, contributed mainly by higher investment income and fee and commission income.

Total operating expenses decreased 7.7% to $491 million, mainly due to lower staff costs, revenue-related and IT-related expenses and professional fees. Expense-to-income ratio improved 3.9% points to 35.5%.

Higher collective impairment of $174 million was set aside for loans and investments in view of the prolonged global economic uncertainties. Individual impairment on loans and other assets, however, reduced 26.3% to $203 million.

Net customer loans was flat at $99.7 billion as at 31 March 2009 due to prudent loan growth. NPL ratio increased to 2.1% from 2.0% as at 31 December 2008.

Group's tier 1 and total capital adequacy ratios ("CAR") increased 1.4% points and 2.0% points to 12.3% and 17.3% as at 31 March 2009 respectively. The increase was due mainly to lower risk-weighted assets and higher retained earnings.

First Quarter 2009 ("1Q09") versus First Quarter 2008 ("1Q08")

Despite the 16.0% growth in operating profit, Group NPAT decreased 22.7% to $409 million over 1Q08. The decrease was mainly due to higher impairment charges, partly negated by higher operating income.

Total operating income grew 9.3% to $1,384 million. The increase was largely contributed by net interest income growth of 11.4% and higher net trading and investment income, partly offset by lower fee and commission income.

Total operating expenses decreased 1.1% to $491 million. The decrease was due to lower bonus provision and revenue-related expenses, partly negated by higher occupancy expenses. Expense-to-income ratio improved 3.7% points to 35.5%.

Impairment charges increased to $378 million from $89 million in 1Q08. The increase was largely due to higher individual impairment on loans and higher collective impairment provided for loans and investments on account of the global economic downturn.

Net customer loans rose 5.6% over 31 March 2008 to $99.7 billion. NPL ratio increased to 2.1% from 1.6% as at 31 March 2008.

Group's tier 1 and total CAR increased 1.6% points and 1.7% points to 12.3% and 17.3% as at 31 March 2009 respectively. The increase was contributed by lower risk-weighted assets, the issuance of the Class E preference shares and higher retained earnings.

Net Interest Income

Net Interest Margin

	1Q09			4Q08			1Q08		
	Average Balance	**Annualised Interest**	**Average Rate**	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate
	$m	**$m**	**%**	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	**100,784**	**4,282**	**4.25**	100,767	4,812	4.78	93,128	4,765	5.12
Interbank balances	**28,589**	**590**	**2.06**	28,520	839	2.94	31,834	1,209	3.80
Securities	**30,342**	**925**	**3.05**	26,091	961	3.68	30,766	1,244	4.04
Total	**159,715**	**5,797**	**3.63**	155,378	6,612	4.26	155,728	7,218	4.63
Interest bearing liabilities									
Customer deposits	**121,586**	**1,439**	**1.18**	119,890	1,903	1.59	108,417	2,134	1.97
Interbank balances/other	**34,206**	**508**	**1.49**	32,463	900	2.77	42,763	1,658	3.88
Total	**155,792**	**1,947**	**1.25**	152,352	2,803	1.84	151,181	3,791	2.51
Net interest margin [1]			**2.41**			2.45			2.20

Volume and Rate Analysis

	1Q09 vs 4Q08			1Q09 vs 1Q08		
	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change
	$m	$m	$m	$m	$m	$m
Interest income						
Customer loans	0	(133)	(133)	97	(217)	(120)
Interbank balances	1	(63)	(63)	(31)	(123)	(154)
Securities	39	(48)	(9)	(4)	(75)	(79)
Total	40	(245)	(205)	62	(416)	(353)
Interest expense						
Customer deposits	7	(124)	(117)	64	(237)	(173)
Interbank balances/other	12	(110)	(98)	(80)	(206)	(286)
Total	18	(234)	(215)	(15)	(443)	(459)
Change in number of days	-	-	(18)	-	-	(8)
Net interest income	22	(11)	(8)	78	28	97

1Q09 vs 4Q08

Net interest income decreased marginally to $949 million mainly due to a shorter quarter. Net interest margin decreased 4 basis points to 2.41% as a result of a lower average loan spread.

1Q09 vs 1Q08

Net interest income increased 11.4% to $949 million mainly contributed by loan growth and lower funding costs. Net interest margin rose 21 basis points to 2.41% largely attributed to lower funding costs.

Note:

1 Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Non-Interest Income

	1Q09	4Q08	+/(-)	1Q08	+/(-)
	$m	$m	%	$m	%
Fee and commission income					
Credit card	**35**	48	(27.9)	44	(20.5)
Fund management	**26**	26	(2.7)	55	(53.3)
Futures broking	**9**	9	6.8	9	0.3
Investment-related	**17**	21	(18.8)	30	(42.0)
Loan-related	**76**	45	68.4	74	2.7
Service charges	**22**	22	2.3	21	6.4
Trade-related	**43**	46	(5.4)	53	(18.5)
Other	**11**	11	(1.0)	17	(34.8)
	240	229	5.0	303	(20.9)
Dividend income	**4**	9	(57.2)	3	42.2
Rental income	**34**	31	11.0	24	40.7
Other operating income					
Net gain/(loss) from:					
Trading activities	**33**	53	(37.5)	6	447.2
Non-trading activities					
Financial instruments measured at fair value to profit and loss	**29**	35	(18.1)	(53)	NM
Available-for-sale assets and other	**69**	10	563.6	100	(31.0)
	131	98	33.2	53	146.9
Other income	**25**	24	5.6	31	(18.4)
	156	122	27.8	84	86.4
Total	**434**	391	11.1	414	4.9
Fee and commission income/Total income (%)	**17.3**	17.0	0.3% pt	24.0	(6.7)% pt
Non-interest income/Total income (%)	**31.4**	29.0	2.4% pt	32.7	(1.3)% pt

1Q09 vs 4Q08

Non-interest income increased 11.1% to $434 million. The increase was mainly driven by higher investment income and fee and commission income.

1Q09 vs 1Q08

Non-interest income increased 4.9% to $434 million. The increase was mainly due to higher investment income and trading profit, partly offset by lower fee and commission income.

Operating Expenses

	1Q09	4Q08	+/(-)	1Q08	+/(-)
	$m	$m	%	$m	%
Staff costs	**259**	274	(5.6)	267	(2.9)
Other operating expenses					
Revenue-related	**111**	122	(9.2)	116	(4.3)
Occupancy-related	**52**	51	2.5	45	16.7
IT-related	**40**	45	(12.2)	37	5.9
Other	**29**	39	(25.8)	32	(8.5)
	232	257	(9.9)	230	0.9
Total	**491**	532	(7.7)	496	(1.1)
Of which:					
Depreciation of assets	**33**	34	(0.4)	33	0.0
Total IT costs [1]	**71**	76	(5.6)	67	7.2
Total IT costs/Total operating expenses (%)	**14.6**	14.3	0.3% pt	13.4	1.2% pt
Expense/Income ratio (%)	**35.5**	39.4	(3.9)% pt	39.2	(3.7)% pt
Manpower (number)	**21,940**	22,299	(359) no.	21,818	122 no.

1Q09 vs 4Q08

Total operating expenses decreased 7.7% to $491 million. Staff costs reduced 5.6% to $259 million mainly due to lower headcount and grant received under the Jobs Credit Scheme. Other operating expenses declined 9.9% to $232 million mainly on revenue-related and IT-related expenses and professional fees. Expense-to-income ratio improved 3.9% points to 35.5%.

1Q09 vs 1Q08

Total operating expenses reduced 1.1% to $491 million. The decrease was due to lower bonus provision and revenue-related expenses, partly negated by higher occupancy expenses. Expense-to-income ratio improved 3.7% points to 35.5%.

Note:

1 Comprise IT staff costs and other IT-related expenses.

Impairment Charges

	1Q09	4Q08	+/(-)	1Q08	+/(-)
	$m	$m	%	$m	%
Individual impairment on loans					
Singapore	**61**	50	22.3	(3)	NM
Malaysia	**20**	12	70.8	7	193.6
Thailand	**21**	13	60.9	6	284.2
Indonesia	**6**	3	154.3	(0)	NM
Greater China [1]	**4**	37	(88.1)	2	188.7
Other	**56**	68	(17.2)	(1)	NM
	169	182	(6.9)	10	NM
Individual impairment on securities and other assets	**34**	94	(63.9)	32	7.8
Collective impairment	**174**	104	66.7	48	265.5
Total	**378**	381	(0.8)	89	324.0

1Q09 vs 4Q08
Higher collective impairment of $174 million was set aside for loans and investments in view of the prolonged global economic uncertainties. Individual impairment on loans and other assets, however, reduced 26.3% to $203 million.

1Q09 vs 1Q08
Impairment charges increased to $378 million from $89 million in 1Q08. The increase was largely due to higher individual impairment on loans, and higher collective impairment provided for loans and investments on account of the global economic downturn.

Note:
1 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Mar-09	Dec-08	Mar-08
	$m	$m	$m
Gross customer loans	**101,952**	102,033	96,257
Less: Individual impairment	**848**	800	597
Collective impairment	**1,444**	1,393	1,286
Net customer loans	**99,660**	99,840	94,373
By Industry			
Transport, storage and communication	**5,999**	5,800	5,508
Building and construction	**12,713**	12,694	12,297
Manufacturing	**9,853**	10,573	10,029
Financial institutions	**16,492**	16,451	15,893
General commerce	**13,043**	13,005	12,742
Professionals and private individuals	**12,858**	12,754	11,391
Housing loans	**24,650**	24,114	22,879
Other	**6,342**	6,641	5,518
Total (gross)	**101,952**	102,033	96,257
By Currency			
Singapore dollar	**56,461**	56,075	52,002
US dollar	**15,810**	15,888	14,559
Malaysian ringgit	**11,235**	11,419	11,141
Thai baht	**6,172**	6,436	6,370
Indonesian rupiah	**2,390**	2,408	2,443
Other	**9,884**	9,807	9,741
Total (gross)	**101,952**	102,033	96,257
By Maturity			
Within 1 year	**37,761**	40,341	37,244
Over 1 year but within 3 years	**21,059**	19,527	16,414
Over 3 years but within 5 years	**12,621**	12,090	13,650
Over 5 years	**30,511**	30,075	28,949
Total (gross)	**101,952**	102,033	96,257

Net customer loans was flat at $99.7 billion compared to last quarter due to prudent loan growth. It increased 5.6% over 31 March 2008 largely contributed by higher housing loans and loans to professionals and private individuals.

Customer Deposits

	Mar-09	Dec-08	Mar-08
	$m	$m	$m
By Product Group			
Fixed deposits	**72,324**	74,266	69,984
Savings deposits	**26,226**	24,365	22,523
Current accounts	**19,490**	18,312	15,261
Other	**1,317**	1,229	1,812
Total	**119,357**	118,171	109,580
By Maturity			
Within 1 year	**115,396**	114,439	106,022
Over 1 year but within 3 years	**2,591**	2,344	1,572
Over 3 years but within 5 years	**880**	871	1,539
Over 5 years	**490**	516	448
Total	**119,357**	118,171	109,580
Loans/Deposits ratio (%)	**83.5**	84.5	86.1

Customer deposits was $119.4 billion as at 31 March 2009, an increase of 1.0% over 31 December 2008 and 8.9% over 31 March 2008. Loans-to-deposits ratio was managed at 83.5% as at 31 March 2009.

Debts Issued

	Mar-09	Dec-08	Mar-08
	$m	$m	$m
Subordinated debts			
Due after one year (unsecured)	**5,717**	5,594	5,294
Other debts issued			
Due within one year (unsecured)	**575**	359	469
Due after one year (unsecured)	**236**	293	443
	812	652	912
Total	**6,529**	6,246	6,206

Shareholders' Equity

	Mar-09	Dec-08	Mar-08
	$m	$m	$m
Shareholders' equity	**16,260**	15,573	16,992
Add: Revaluation surplus	**2,909**	2,989	3,273
Shareholders' equity including revaluation surplus	**19,169**	18,562	20,265

Shareholders' equity increased 4.4% over 31 December 2008 to $16.3 billion as at 31 March 2009, largely due to higher retained earnings and lower revaluation loss on available-for-sale assets. Against 31 March 2008, shareholders' equity decreased 4.3% as a result of higher revaluation loss on available-for-sale assets, partly offset by the issuance of S$1.32 billion Class E non-cumulative non-convertible preference shares.

As at 31 March 2009, revaluation surplus of $2.9 billion on the Group's properties was not recognised in the financial statements.

Changes in Issued Shares of the Bank

	Number of shares ('000)	
	1Q09	1Q08
Ordinary shares		
Balance at beginning of period	**1,523,931**	1,523,760
Exercise of share options granted under the UOB 1999 Share Option Scheme	**-**	46
Balance at end of period	**1,523,931**	1,523,806
Treasury shares		
Balance at beginning of period	**(18,320)**	(11,597)
Share buyback - held in treasury	**-**	(6,723)
Balance at end of period	**(18,320)**	(18,320)
Ordinary shares net of treasury shares	**1,505,611**	1,505,486
Preference shares		
Class E non-cumulative non-convertible preference shares at beginning/end of period	**13,200**	-

	Mar-09	Dec-08	Mar-08
	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme	**267**	269	407

UOB

Non-Performing Assets

	Mar-09	Dec-08	Mar-08
Non-Performing Assets ("NPA") ($m)			
Loans ("NPL")	**2,185**	2,062	1,602
Debt securities	**264**	243	284
Total	**2,449**	2,305	1,886
By grading			
Substandard	**1,406**	1,397	1,040
Doubtful	**338**	268	326
Loss	**705**	640	520
Total	**2,449**	2,305	1,886
By security coverage			
Secured	**1,103**	1,054	928
Unsecured	**1,346**	1,251	958
Total	**2,449**	2,305	1,886
By ageing [1]			
Current	**420**	501	529
Within 90 days	**472**	417	151
Over 90 to 180 days	**338**	344	161
Over 180 days	**1,219**	1,043	1,045
Total	**2,449**	2,305	1,886
Cumulative Impairment ($m)			
Individual	**1,068**	1,008	832
Collective	**1,509**	1,540	1,312
Total	**2,577**	2,548	2,144
Ratios (%)			
NPA ratio [2]	**1.3**	1.2	1.0
Cumulative impairment as % of NPA	**105.2**	110.5	113.7
NPL ratio [3]	**2.1**	2.0	1.6
Cumulative impairment as % of NPL [4]	**104.9**	106.4	117.5
Cumulative impairment as % of gross customer loans [4]	**2.2**	2.1	2.0
Collective impairment as % of gross customer loans net of individual impairment [4]	**1.4**	1.4	1.3

As at 31 March 2009, Group NPA of $2,449 million constituted 1.3% of the total assets. NPL ratio increased to 2.1% from 2.0% as at 31 December 2008 and 1.6% as at 31 March 2008.

Notes:

1 Where payment of interest or principal of an account is overdue, all outstanding balances of that account are deemed non-current and aged accordingly.
2 Refer to non-performing assets (excluding contingent assets) as a percentage of total assets.
3 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.
4 Debt securities and contingent assets are excluded from the computation.

Non-Performing Assets *(cont'd)*

	NPA	Cumulative Impairment	NPL Ratio	Secured NPL as % of respective NPL	Cumulative Impairment as % of respective NPL
	$m	$m	%	%	%
NPA by Region					
Singapore					
Mar 09	**852**	**1,358**	**1.1**	**49.2**	**163.1**
Dec 08	808	1,230	1.1	51.1	140.3
Mar 08	675	893	0.9	59.3	135.9
Malaysia					
Mar 09	**472**	**285**	**3.9**	**69.3**	**60.4**
Dec 08	547	374	4.5	57.4	68.4
Mar 08	504	362	4.1	61.5	71.8
Thailand					
Mar 09	**604**	**448**	**6.7**	**36.3**	**71.7**
Dec 08	530	433	5.4	43.0	81.8
Mar 08	557	438	5.6	45.5	80.2
Indonesia					
Mar 09	**104**	**94**	**2.9**	**78.8**	**90.4**
Dec 08	72	90	2.0	73.6	125.0
Mar 08	68	98	1.8	73.5	144.1
Greater China					
Mar 09	**121**	**113**	**2.7**	**48.8**	**93.4**
Dec 08	97	106	2.2	52.6	109.3
Mar 08	16	64	0.5	75.0	406.3
Other					
Mar 09	**296**	**279**	**2.6**	**36.5**	**94.3**
Dec 08	251	315	2.3	43.0	125.5
Mar 08	66	289	0.6	72.7	437.9
Group					
Mar 09	**2,449**	**2,577**	**2.1**	**50.5**	**104.9**
Dec 08	2,305	2,548	2.0	51.1	106.4
Mar 08	1,886	2,144	1.6	57.9	117.5

	Mar-09		Dec-08		Mar-08	
	NPA	**Individual Impairment**	NPA	Individual Impairment	NPA	Individual Impairment
	$m	**$m**	$m	$m	$m	$m
NPA by Industry						
Transport, storage and communication	**28**	**14**	18	14	18	12
Building and construction	**179**	**64**	152	52	132	44
Manufacturing	**626**	**301**	539	263	424	202
Financial institutions	**529**	**317**	533	301	448	266
General commerce	**431**	**206**	411	191	313	152
Professionals and private individuals	**282**	**92**	269	98	251	104
Housing loans	**307**	**35**	286	32	245	31
Other	**67**	**39**	97	57	55	21
	2,449	**1,068**	2,305	1,008	1,886	832

Performance by Operating Segment

	PFS	IFS	GMIM	Other	Eliminations	Total
	$m	$m	$m	$m	$m	$m
1Q09						
Operating income	459	532	421	1	(29)	1,384
Operating expenses	(224)	(155)	(78)	(63)	29	(491)
Impairment charges	(24)	(160)	2	(196)	-	(378)
Amortisation of intangible assets	(1)	(1)	-	-	-	(2)
Share of profit of associates	-	2	-	8	-	10
Profit before tax	210	218	345	(250)	-	523
Segment assets	37,348	66,748	66,109	6,068	(3,003)	173,270
Intangible assets	1,181	2,285	665	80	-	4,211
Investment in associates	-	30	-	1,032	-	1,062
Total assets	38,529	69,063	66,774	7,180	(3,003)	178,543
Segment liabilities	64,742	55,575	40,790	4,032	(3,003)	162,136
Other information						
Inter-segment operating income	157	(140)	24	(12)	(29)	-
Gross customer loans	37,189	64,596	68	99	-	101,952
Non-performing assets	585	1,531	98	235	-	2,449
Capital expenditure	3	1	1	29	-	34
Depreciation of assets	2	1	1	29	-	33
1Q08						
Operating income	463	535	237	60	(29)	1,266
Operating expenses	(214)	(165)	(97)	(49)	29	(496)
Impairment charges	(5)	(12)	(44)	(28)	-	(89)
Amortisation of intangible assets	(1)	(2)	-	-	-	(3)
Share of profit of associates	-	-	-	22	-	22
Profit before tax	243	356	96	5	-	700
Segment assets	34,298	65,538	76,983	6,026	(2,540)	180,305
Intangible assets	1,188	2,314	668	80	-	4,250
Investment in associates	-	46	-	1,183	-	1,229
Total assets	35,486	67,898	77,651	7,289	(2,540)	185,784
Segment liabilities	56,475	54,679	55,866	3,928	(2,540)	168,408
Other information						
Inter-segment operating income	185	(141)	(13)	(2)	(29)	-
Gross customer loans	34,243	61,806	87	121	-	96,257
Non-performing assets	491	993	120	282	-	1,886
Capital expenditure	2	1	1	29	-	33
Depreciation of assets	1	1	-	31	-	33

Performance by Business Segment *(cont'd)*

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")

PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal financial services and consultation.

Segment profit decreased 13.6% to $210 million in 1Q09. The decrease was mainly due to higher impairment charges, and lower fee and commission income from investment and insurance products.

Institutional Financial Services ("IFS")

IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance, Debt Capital Markets, Venture Management and Alternative Investments. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Venture Management manages, advises and invests in private equity funds on behalf of the Group and third-party investors while Alternative Investments invests in third-party funds on behalf of the Group.

Segment profit reduced 38.8% to $218 million in 1Q09. The decrease was mainly due to higher impairment charges on loans and investment securities, as well as lower fee income from trade-related services. These were partly negated by higher net interest income and loan-related fee income from Singapore operations.

Global Markets and Investment Management ("GMIM")

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Segment profit increased 259.4% to $345 million in 1Q09. The increase was mainly attributed to higher income from trading portfolio and money market activities, and lower impairment charges. These were partially negated by lower contributions from asset management activities.

Other

Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other business segments.

The segment recorded a loss of $250 million in 1Q09 compared to a profit of $5 million in 1Q08. This was mainly due to higher collective impairment set aside for loans and investment securities, lower realised gain on investment securities and foreign exchange revaluation losses.

Performance by Geographical Segment[1]

	1Q09	4Q08	1Q08
	$m	$m	$m
Total Operating Income			
Singapore	**875**	890	792
Malaysia	**154**	140	144
Thailand	**110**	116	114
Indonesia	**88**	80	65
Greater China	**69**	41	29
Other	**87**	83	122
Total	**1,384**	1,348	1,266
Profit before Tax			
Singapore	**329**	399	485
Malaysia	**83**	66	80
Thailand	**21**	11	31
Indonesia	**41**	31	27
Greater China	**42**[2]	(26)	(4)
Other	**11**	(31)	83
	526	450	703
Intangible assets amortised	**(2)**	(2)	(3)
Total	**523**	448	700

Singapore and the regional countries accounted for 62.6% and 27.4% of the Group's pre-tax profit in 1Q09 respectively.

	Mar-09	Dec-08	Mar-08
	$m	$m	$m
Total Assets			
Singapore	**118,578**	120,064	118,591
Malaysia	**16,019**	17,354	17,680
Thailand	**9,032**	8,902	9,724
Indonesia	**4,263**	4,082	3,960
Greater China	**8,156**	8,597	7,947
Other	**18,284**	19,731	23,632
	174,332	178,730	181,534
Intangible assets	**4,211**	4,211	4,250
Total	**178,543**	182,941	185,784

Notes:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

2 Of which, revaluation gain on the USD capital injected in United Overseas Bank (China) Limited amounted to $24 million (4Q08: $1m gain and 1Q08: $30m loss). Such revaluation gain/loss was offset by the corresponding revaluation loss/gain on the USD funding in Singapore.

Capital Adequacy Ratios

	Mar-09	Dec-08	Mar-08
	$m	$m	$m
Tier 1 capital			
Share capital	**1,896**	1,896	1,894
Preference shares	**2,149**	2,149	832
Disclosed reserves/other	**14,171**	13,251	14,134
Capital deductions	**(5,089)**	(4,840)	(4,849)
	13,127	12,456	12,011
Upper Tier 2 capital			
Cumulative collective impairment/other	**622**	478	724
Subordinated notes	**5,365**	5,259	5,249
Capital deductions	**(617)**	(617)	(585)
	5,370	5,120	5,388
Total capital	**18,497**	17,576	17,399
Risk-weighted assets	**106,634**	114,712	111,850
Capital adequacy ratios ("CAR")			
Tier 1	**12.3%**	10.9%	10.7%
Total	**17.3%**	15.3%	15.6%

Group Tier 1 and total CAR were 12.3% and 17.3% as at 31 March 2009 respectively. The higher CAR were due mainly to lower risk-weighted assets and higher retained earnings. The issuance of the S$1.32 billion Class E preference shares in September 2008 also contributed to the improved CAR over 31 March 2008.

As at 31 March 2009, Group Tier 1 and total CAR were 6.3% points and 7.3% points above the minimum 6% and 10% required by MAS respectively.

Consolidated Profit and Loss Account (Unaudited)

	1Q09	4Q08	+/(-)	1Q08	+/(-)
	$m	$m	%	$m	%
Interest income	**1,429**	1,662	(14.0)	1,795	(20.3)
Less: Interest expense	**480**	705	(31.9)	943	(49.1)
Net interest income	**949**	957	(0.8)	852	11.4
Dividend income	**4**	9	(57.2)	3	42.2
Fee and commission income	**240**	229	5.0	303	(20.9)
Rental income	**34**	31	11.0	24	40.7
Other operating income	**156**	122	27.8	84	86.4
Non-interest income	**434**	391	11.1	414	4.9
Total operating income	**1,384**	1,348	2.6	1,266	9.3
Less: Staff costs	**259**	274	(5.6)	267	(2.9)
Other operating expenses	**232**	257	(9.9)	230	0.9
Total operating expenses	**491**	532	(7.7)	496	(1.1)
Operating profit before amortisation/impairment charges	**893**	817	9.4	770	16.0
Less: Amortisation/impairment charges					
Intangible assets	**2**	2	1.1	3	(13.0)
Loans and other assets	**378**	381	(0.8)	89	324.0
Operating profit after amortisation/impairment charges	**513**	434	18.3	678	(24.3)
Share of profit of associates	**10**	14	(28.7)	22	(54.6)
Profit before tax	**523**	448	16.9	700	(25.3)
Less: Tax	**112**	109	2.5	163	(31.6)
Profit for the financial period	**412**	339	21.5	537	(23.3)
Attributable to:					
Equity holders of the Bank	**409**	332	23.3	529	(22.7)
Minority interests	**2**	7	(64.5)	8	(68.0)
	412	339	21.5	537	(23.3)
Earnings per ordinary share ($) [1]					
Basic	**1.01**	0.81	24.7	1.38	(26.8)
Diluted	**1.01**	0.81	24.7	1.38	(26.8)

Note:
1 Annualised.

Consolidated Statement of Total Comprehensive Income (Unaudited)

	1Q09	4Q08	+/(-)	1Q08	+/(-)
	$m	$m	%	$m	%
Profit for the financial period	**412**	339	21.5	537	(23.3)
Currency translation adjustments	**131**	(251)	NM	(132)	NM
Change in available-for-sale reserve					
Net change in fair value	**22**	(1,363)	NM	(543)	NM
Transfer to profit and loss account on disposal/impairment	**196**	96	104.5	(27)	NM
Change in share of other comprehensive income of associates	**(33)**	(69)	52.2	(46)	29.1
Other comprehensive income for the financial period	317	(1,587)	NM	(749)	NM
Total comprehensive income for the financial period	728	(1,248)	NM	(212)	NM
Attributable to:					
Equity holders of the Bank	**726**	(1,220)	NM	(211)	NM
Minority interests	**3**	(28)	NM	(1)	NM
	728	(1,248)	NM	(212)	NM

Consolidated Balance Sheet (Unaudited)

	Mar-09	Dec-08 [1]	Mar-08
	$m	$m	$m
Equity			
Share capital	**4,045**	4,045	2,726
Retained earnings	**6,087**	5,724	5,638
Other reserves	**6,129**	5,804	8,628
Equity attributable to equity holders of the Bank	**16,260**	15,573	16,992
Minority interests	**148**	146	384
Total	**16,408**	15,719	17,375
Liabilities			
Deposits and balances of banks	**23,620**	28,452	39,531
Deposits and balances of non-bank customers	**119,357**	118,171	109,580
Bills and drafts payable	**826**	1,548	1,971
Other liabilities	**11,804**	12,805	11,120
Debts issued	**6,529**	6,246	6,206
Total	**162,136**	167,222	168,408
Total equity and liabilities	**178,543**	182,941	185,784
Assets			
Cash, balances and placements with central banks	**16,086**	20,290	21,222
Singapore Government treasury bills and securities	**12,782**	8,969	8,690
Other government treasury bills and securities	**2,547**	2,341	4,650
Trading securities	**135**	139	525
Placements and balances with banks	**12,274**	15,196	18,940
Loans to non-bank customers	**99,660**	99,840	94,373
Investment securities	**15,758**	15,674	18,625
Other assets	**11,923**	13,091	11,229
Investment in associates	**1,062**	1,096	1,229
Properties and other fixed assets	**2,104**	2,094	2,051
Intangible assets	**4,211**	4,211	4,250
Total	**178,543**	182,941	185,784
Off-Balance Sheet Items			
Contingent liabilities	**11,578**	12,000	12,810
Financial derivatives	**365,963**	368,299	399,869
Commitments	**51,414**	45,232	48,988
Net asset value per ordinary share ($)	**9.37**	8.90	10.73

Note:

1 Audited.

Consolidated Statement of Changes in Equity (Unaudited)

	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 January 2009	**4,045**	**5,724**	**5,804**	**15,573**	**146**	**15,719**
Total comprehensive income for the financial period	-	**409**	**317**	**726**	**3**	**728**
Transfers	-	**(3)**	**3**	-	-	-
Change in minority interests	-	-	-	-	**0**	**0**
Dividends	-	**(44)**	-	**(44)**	**(1)**	**(45)**
Share-based compensation	-	-	**5**	**5**	-	**5**
Balance at 31 March 2009	**4,045**	**6,087**	**6,129**	**16,260**	**148**	**16,408**
Balance at 1 January 2008	2,845	5,119	9,364	17,329	398	17,726
Total comprehensive income for the financial period	-	529	(740)	(211)	(1)	(212)
Transfers	-	(0)	0	-	-	-
Change in minority interests	-	-	-	-	(0)	(0)
Dividends	-	(10)	-	(10)	(12)	(22)
Share buyback - held in treasury	(120)	-	-	(120)	-	(120)
Share-based compensation	-	-	3	3	-	3
Issue of shares under share option scheme	1	-	-	1	-	1
Balance at 31 March 2008	2,726	5,638	8,628	16,992	384	17,375

Consolidated Cash Flow Statement (Unaudited)

	1Q09	1Q08
	$m	$m
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	893	770
Adjustments for:		
Depreciation of assets	33	33
Net gain on disposal of assets	(23)	(3)
Share-based compensation	5	3
Operating profit before working capital changes	909	804
Increase/(decrease) in working capital		
Deposits	(3,646)	10,052
Bills and drafts payable	(722)	148
Other liabilities	(1,073)	1,481
Trading securities	4	(115)
Placements and balances with banks	2,922	(3,733)
Loans to non-bank customers	(35)	(1,737)
Other assets	1,113	(1,883)
Cash (used in)/generated from operations	(529)	5,016
Income tax paid	(28)	(179)
Net cash (used in)/provided by operating activities	(556)	4,837
Cash flows from investing activities		
Net cash flow on disposal/(acquisition) of:		
Investment securities and associates	53	179
Properties and other fixed assets	(44)	(2)
Change in minority interests	0	(0)
Dividends received from associates	4	1
Net cash (used in)/provided by investing activities	13	178
Cash flows from financing activities		
Proceeds from issue of ordinary shares	-	1
Net increase/(decrease) in debts issued	283	(461)
Share buyback	-	(120)
Dividends paid on preference shares	(55)	(20)
Dividends paid to minority interests	(1)	(12)
Net cash provided by/(used in) financing activities	227	(612)
Currency translation adjustments	132	(124)
Net (decrease)/increase in cash and cash equivalents	(185)	4,278
Cash and cash equivalents at beginning of the financial period	31,600	30,283
Cash and cash equivalents at end of the financial period	31,415	34,561
Represented by:		
Cash, balances and placements with central banks	16,086	21,222
Singapore Government treasury bills and securities	12,782	8,690
Other government treasury bills and securities	2,547	4,650
Cash and cash equivalents at end of the financial period	31,415	34,561

Balance Sheet of the Bank (Unaudited)

	Mar-09	Dec-08 [1]	Mar-08
	$m	$m	$m
Equity			
Share capital	**3,213**	3,213	1,894
Retained earnings	**5,323**	5,031	4,331
Other reserves	**5,812**	5,632	7,544
Total	**14,348**	13,876	13,768
Liabilities			
Deposits and balances of banks	**22,536**	27,129	37,073
Deposits and balances of non-bank customers	**94,482**	93,601	86,498
Deposits and balances of subsidiaries	**4,027**	3,722	3,461
Bills and drafts payable	**107**	104	161
Other liabilities	**8,833**	9,822	8,156
Debts issued	**6,736**	6,658	6,688
Total	**136,722**	141,037	142,036
Total equity and liabilities	**151,070**	154,913	155,805
Assets			
Cash, balances and placements with central banks	**11,548**	14,823	16,838
Singapore Government treasury bills and securities	**12,717**	8,899	8,598
Other government treasury bills and securities	**1,287**	1,251	2,848
Trading securities	**125**	124	333
Placements and balances with banks	**10,508**	13,408	16,268
Loans to non-bank customers	**77,001**	76,668	71,793
Placements with and advances to subsidiaries	**2,055**	2,866	2,946
Investment securities	**14,759**	14,729	17,362
Other assets	**9,882**	11,069	9,320
Investment in associates	**372**	372	373
Investment in subsidiaries	**5,404**	5,293	4,602
Properties and other fixed assets	**2,229**	2,230	1,340
Intangible assets	**3,182**	3,182	3,182
Total	**151,070**	154,913	155,805
Off-Balance Sheet Items			
Contingent liabilities	**9,548**	9,703	10,444
Financial derivatives	**346,737**	351,103	381,893
Commitments	**36,638**	36,761	39,661
Net asset value per ordinary share ($)	**8.65**	8.33	9.15

Note:
1 Audited.

Statement of Changes in Equity of the Bank (Unaudited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 January 2009	**3,213**	**5,031**	**5,632**	**13,876**
Total comprehensive income for the financial period	**-**	**325**	**174**	**499**
Dividend - Class E preference shares	**-**	**(33)**	**-**	**(33)**
Share-based compensation	**-**	**-**	**5**	**5**
Balance at 31 March 2009	**3,213**	**5,323**	**5,812**	**14,348**
Balance at 1 January 2008	2,014	3,893	8,080	13,987
Total comprehensive income for the financial period	-	438	(540)	(102)
Share buyback - held in treasury	(120)	-	-	(120)
Share-based compensation	-	-	3	3
Issue of shares under share option scheme	1	-	-	1
Balance at 31 March 2008	1,894	4,331	7,544	13,768

Investment Securities

	Mar-09
	$m
Debt securities	
Bank	
Tier 1	1,715
Tier 2	1,242
Senior/Other	4,258
	7,216
Non-bank	6,412
	13,627
Equity securities	2,131
Total	15,758

	Mar-09		
	Bank	Non-bank	Total
	$m	$m	$m
Debt Securities by Country of Risk			
Singapore	339	1,456	1,795
Other Asia Pacific	2,988	2,644	5,632
Europe	2,077	724	2,802
United States	1,751	1,300	3,051
Other	60	287	347
Total	7,216	6,412	13,627

As at 31 March 2009, the Group's investment in non-government securities was $15.8 billion, with 86% in debt securities and 14% in equity securities.

The debt securities portfolio of $13.6 billion was well diversified, with 70% of the portfolio comprising individual exposure of $50 million and below. The Group had no exposure to Central and Eastern Europe.

The exposure to bank capital securities of $3 billion was to well rated banks. Exposure to US banks constituted 1.5% of the bank capital securities.

Net exposure to CDO was $1 million. The ABS CDO of $19 million and Corporate CDO of $123 million were 100% and 99% provided for respectively.